Exhibit h(ix)

Baillie Gifford Funds c/o Baillie Gifford Overseas Limited Calton Square 1 Greenside Row Edinburgh, Scotland United Kingdom EH1 3AN	Baillie Gifford Overseas Limited Registered Office: Calton Square 1 Greenside Row Edinburgh EH1 3AN

Telephone +44 131 275 2000
Fax +44 131 275 3999
February 27, 2015
www.bailliegifford.com

Re:                             Expense Limitation Agreement

The Long Term Global Growth Fund, The EAFE Pure Fund and The Emerging Markets Bond Fund (each a “Fund” and collectively the “Funds”), each a series of the Baillie Gifford Funds (the “Trust”)

Dear Sirs:

Baillie Gifford Overseas Limited, a company registered in Scotland with registered number SC084807 and registered as an investment adviser with, and regulated by the Securities and Exchange Commission (the “Manager”) acts as the manager of the Funds.

In 2014, the Manager agreed to waive, reduce, or reimburse fees to which it is entitled for providing investment advisory services and/or shareholder servicing services with respect to the Funds and/or to bear other expenses of the Funds (the “Fees and Expenses”) with effect until April 30th, 2015, to the extent that total annual operating expenses attributable to the share classes of each Fund set out below, exclusive of interest, taxes and extraordinary expenses, exceed the following annual rates (based on the average daily net assets of each Fund):

The EAFE Pure Fund

Class 1	0.85%
Class 2	0.67%
Class 3	0.60%
Class 4	0.57%
Class 5	0.52%

The Emerging Markets Bond Fund

Class 1	0.85%
Class 2	0.80%
Class 3	0.75%
Class 4	0.70%
Class 5	0.65%

The Long Term Global Growth Equity Fund

Class 1	0.85%
Class 2	0.77%
Class 3	0.70%
Class 4	0.67%
Class 5	0.62%

This letter is to inform you that the Manager has agreed to extend its expense limitation undertaking with respect to each Fund.  For the period May 1st, 2015 until April 30th, 2016 (and any subsequent periods as may be designated by the Manager by written notice to the Trust), the Manager hereby agrees to waive, reduce, reimburse or otherwise bear the Fees and Expenses to the extent that total annual operating expenses attributable to the share classes of each Fund exceed the annual rates set out above, exclusive of interest, taxes and extraordinary expenses, (based on the average daily net assets of each Fund). This extension of the expense limitation undertaking is not intended to precipitate any alteration or reduction in the services provided by the Manager to the Funds.

For purposes of determining the financial obligation of the Manger under this Expense Limitation Agreement, the expenses of the Funds shall not reflect the application of custodial, transfer agency or other credits or expense offset arrangements that may reduce a Fund’s expenses.  Annualized figures will be used to calculate each Fund’s expenses and the level of waiver/reimbursement where the expense limitation undertaking either begins or expires in the middle of a Fund’s fiscal year.

This Expense Limitation Agreement may be terminated by the Trust at any time upon a vote of the Board of Trustees, including a majority of the Trustees who are not “interested persons” for the purposes of the Investment Company Act of 1940, as amended. This Expense Limitation Agreement may not be terminated by the Manager.

We understand and intend that you will rely on this undertaking in preparing and filing Registration Statements for the Trust on behalf of the Fund on Form N-1A with the Securities and Exchange Commission and in accruing each Funds’ expenses for purposes of calculating its net asset value per share and for other purposes and expressly permit you to do so.

BAILLIE GIFFORD OVERSEAS LIMITED

By:	/s/ Dickson Jackson

Name:	Dickson Jackson

Title:	Director

ACCEPTED AND AGREED TO:

BAILLIE GIFFORD FUNDS, on behalf of
its series, The EAFE Pure Fund,
The Emerging Markets Bond Fund and
The Long Term Global Growth Equity Fund

By:	/s/ Peter Hadden

Name:	Peter Hadden

Title:	President